SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 5, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500 1081-KL Amsterdam The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☑ No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF THE ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

ING Groep N.V. announced today that its Supervisory Board, upon the recommendation of the Audit Committee, has decided to nominate to the 2008 Annual General Meeting of Shareholders the appointment of E&Y as its sole audit firm. A copy of the related press release dated October 5, 2007 is filed as Exhibit 99.1 to this report and is incorporated herein by reference.
During the years ended December 31, 2005 and 2006 and until the date hereof, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused it to make reference thereto in its reports on our financial statements for those years.
The audit reports of KPMG on the ING Bank N.V.’s consolidated financial statements as of and for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

EXHIBIT INDEX:
Exhibit 99.1 Press release dated October 5, 2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)
By:	/s/ J.H. van Barneveld
J.H. van Barneveld
General Manager Group Finance & Control

By:	/s/ H.J. Bruisten
H.J. Bruisten
Assistant General Counsel

Dated: October 5, 2007